

August 10, 2015

<u>**VIA E-MAIL**</u>
Stephane-Paul Frydman
Chief Financial Officer
CGG
Tour Maine Montparnasse
33, avenue du Maine
75015 Paris, France

  Re: CGG
    Form 20-F for the Fiscal Year Ended December 31, 2014
    Filed April 13, 2015
    File No. 001-14622

Dear Mr. Frydman:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Ethan Horowitz *for*

      Brad Skinner
      Senior Assistant Chief Accountant